Exhibit 21.1

SUBSIDIARIES OF DT MIDSTREAM, INC.*

Name of Subsidiary	Country or State of Incorporation or Organization
Bluestone Pipeline Company of Pennsylvania, LLC	Pennsylvania
DTE Appalachia Gathering, LLC	Delaware
DTE Appalachia Holdings, LLC	Delaware
DTE LEAP Gas Gathering, LLC	Delaware
DTE Louisiana Gathering, LLC	Delaware
DTE Louisiana Midstream Holdings 1, LLC	Michigan
DTE Millennium Company	Michigan
DTE Nexus, LLC	Delaware
DTE Pipeline Company	Michigan
DTE Series B Holdings, LLC	Delaware
Stonewall Gas Gathering, LLC	Delaware
Susquehanna Gathering Company I, LLC	Pennsylvania

*

Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of DT Midstream, Inc. are omitted because, considered in the aggregate, they would not constitute a “significant subsidiary” as the term is defined in Rule 1-02(w) of Regulation S-X.